Exhibit 3.13.1

CERTIFICATE OF AMENDMENT

OF

U.S. Propane, L.L.C.

1.	The name of the limited liability company is U.S. Propane, L.L.C.

2.	The Certificate of Formation of the limited liability company is hereby amended as follows:

The name of the limited liability company is Energy Transfer Partners, L.L.C.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment of U.S. Propane, L.L.C. this 25th day of February, 2005.

/s/ Kelcy Warren
Kelcy Warren
Authorized Person